Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Medizone International, Inc.
Stinson Beach, California

We consent to the use in this Post-Effective Amendment No. 2 To Registration Statement File No. 333-171524 on Form S-1 of Medizone International, Inc. of our report dated February 28, 2012, which includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern, relating to our audits of the financial statements for the years ended December 31, 2011 and 2010, which are included in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption "Experts" in such Prospectus.

/s/ HJ Associates & Consultants, LLP
HJ Associates & Consultants, LLP
Salt Lake City, Utah
March 8, 2012